UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30182/ August 28, 2012

In the Matter of

BLACKROCK PREFERRED PARTNERS LLC
BLACKROCK ADVISORS, LLC
BLACKROCK INVESTMENTS, LLC

55 East 52nd Street
New York, New York 10055

(812-13964)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(c) AND 18(i) OF THE ACT, AND
PURSUANT TO SECTION 17(d) AND RULE 17d-1 UNDER THE ACT

BlackRock Preferred Partners LLC, BlackRock Advisors, LLC and BlackRock Investments, LLC filed an application on September 23, 2011, and an amendment to the application on June 22, 2012, requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from sections 18(c) and 18(i) of the Act, and pursuant to section 17(d) of the Act and rule 17d-1 under the Act. The order permits certain registered closed-end management investment companies to issue multiple classes of shares and to impose asset-based distribution and service fees and contingent deferred sales loads.

On August 2, 2012, a notice of the filing of the application was issued (Investment Company Act Release No. 30160). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the participation of the investment company in the proposed arrangement is consistent with the provisions, policies, and purposes of the Act, and is not on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of BlackRock Preferred Partners LLC, et al. (File No. 812-13964),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(c) and 18(i) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the investment company's participation in the proposed arrangement is approved, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary